VENTOUX SECURITIES, LLC

FINANCIAL STATEMENTS

For the Year Ended December 31, 2025

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68132

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Ventoux Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1771 Indian Trail Rd
(No. and Street)

Gardnerville	NV	89490
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Mark T Manzo	(201) 519-1905	mmanzo@moppartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RDG+Partners PLLC
(Name – if individual, state last, first, and middle name)

10 Winthrop Street	Rochester	NY	14607
(Address)	(City)	(State)	(Zip Code)

07/13/2010	5175
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark Jordan _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Ventoux Securities, LLC _____, as of December 31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
Member

This filing** contains (check all applicable boxes):

■ (a) Statement of financial condition.
☐ (b) Notes to consolidated statement of financial condition.
■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
■ (d) Statement of cash flows.
■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
■ (g) Notes to consolidated financial statements.
■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm   1

Financial Statements - Confidential

    Statement of Financial Condition   2

    Statement of Loss and Members' Capital   3

    Statement of Cash Flows   4

    Notes to Financial Statements   5-8

Supplementary Information

    Schedule I - Computation of Net Capital under Rule 15c3-1 of the
      Securities and Exchange Commission   10
    Schedule II – Computation for Determination of Reserve Requirements
      Under Rule 15c3-3 of the Securities Exchange Commission   11
    Schedule III – Information Relating to the Possession or Control Requirements
      Under Rule 15c3-3 of the Securities Exchange Commission   12

    Report of Independent Registered Public Accounting Firm   13

    Exemption Report   14

    Report of Independent Registered Public Accounting Firm   15





REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
Ventoux Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Ventoux Securities, LLC as of December 31. 2025, the related statements of income and members' capital, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Ventoux Securities, LLC as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Ventoux Securities, LLC's management. Our responsibility is to express an opinion on the financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Ventoux Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission ("SEC") and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission, the computation for determination of reserve requirements under Rule 15c3-3 of the Securities and Exchange Commission, and information relating to the possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission (collectively, the "Schedules") has been subjected to audit procedures performed in conjunction with the audit of Ventoux Securities LLC's financial statements. The supplemental information is the responsibility of Ventoux Securities LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

RDG + Partners PLLC

We have served as Ventoux Securities, LLC's auditor since 2025.

Rochester, New York

February 23, 2026

RDG + Partners, PLLC

10 Winthrop Street, Rochester, NY 14607 * Tel 585.673.2600

www.1rdg.com

VENTOUX SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

ASSETS

Cash and cash equivalents	$	36,177
Total assets	$	36,177

LIABILITIES AND MEMBERS' EQUITY

Liabilites:

Current liabilities

Accounts payable & Accrued expenses	$	15
Total liabilities		15

Members' equity :

Members' equity		36,162
Total members' equity		36,162
Total liabilities and members' equity	$	36,177

See accompanying notes.

-2

VENTOUX SECURITIES, LLC
STATEMENT OF INCOME AND MEMBERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2025

REVENUE

Commission Income	$	827,796
Other Income		6,652
Total revenue	$	834,448

EXPENSES:

Registered representative commissions	$	798,537
Regulatory fess and expenses		19,300
General and administrative		20,890
Total expenses	$	838,727
NET INCOME	$	(4,279)
BEGINNING MEMBER'S CAPITAL		40,441
ENDING MEMBER'S CAPITAL	$	36,162

See accompanying notes.

Statement of Cash Flows
January through December 2025

	Jan - Dec 25
OPERATING ACTIVITIES	
Net Income	-4,279.07
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Accrued Expenses	-5,041.00
Net cash provided by Operating Activities	-9,320.07
Net cash increase for period	-9,320.07
Cash at beginning of period	45,497.37
Cash at end of period	**36,177.30**

1.   **Organization and description of business**

Ventoux Securities, LLC (the "Company"), is a non-carrying, non-clearing, and non-introducing broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The Company provides investment banking and mergers and acquisitions advisory services to middle market companies, private equity groups, and individuals buying and selling companies in multiple industry sectors throughout the United States of America. The Company generates revenue from a few large transactions each year. Because of the nature of this business, the Company may experience long periods without closing a transaction. The Company, a Georgia Limited Liability Corporation, formed on January 16, 2001 and is based in California.

2.   **Summary of significant accounting policies**

a.   *Basis of accounting*

The accompanying financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other assets and liabilities in accordance with accounting principles generally accepted in the United States of America.

b.   *Revenue recognition*

Commission revenues include fees and commissions arising from advisory services. Fees and commissions are recorded at the time the transaction is completed and the related income is reasonably determinable. All related expenses, including commissions expense arising from these transactions, are also recorded at the date they are reasonably determined.

The Company applies the following steps when recognizing revenue under ASU 2014-09: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the entity satisfies a performance obligation..

In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The recognition and measurement of revenue is based on the assessment of individual contracts terms. Significant judgment is required to determine whether the performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable considerations should be applied due to uncertain future events.

2.   <u>Summary of significant accounting policies (continued)</u>

c.   *Advertising costs*

Advertising and promotion expenses are recognized as incurred. There were no advertising costs incurred during the year.

d.   *Income taxes*

The Company is a Georgia Limited Liability Corporation ("LLC") and is taxed as a partnership for income tax purposes. Accordingly, no provision for income taxes has been recorded in the accompanying financial statements as the tax effects of the Company's activities are the responsibility of its members.

FASB ASC topic 740, *Income Taxes*, requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions would "more-likely-than-not" be sustained if challenged by an applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The Company evaluates its uncertain tax positions using the provisions of FASB ASC topic 450, *Contingencies*. Management believes that there are no material uncertain tax positions that should be accrued as of December 31, 2025. The Company is no longer subject to examination by taxing authorities for years prior to 2022.

e.   *Cash and cash equivalents*

The Company considers all cash and money market investments with maturities of three months or less to be cash equivalents.

f.   *Use of estimates*

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

g.   *Accounts receivable and bad debts*

As of December 31, 2025, the company did not have any accounts receivable outstanding.

Accordingly, no allowance for credit losses has been recorded in the accompanying financial

h.   *Subsequent events*

The Company has evaluated subsequent events through the date and time the financial statements were available to be issued on February 23, 2026.

2. <u>**Summary of significant accounting policies (continued)**</u>

i. *Fair value of financial instruments*

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

There are no assets or liabilities that are measured at fair value on a recurring basis.

h. *Segment Reporting*

The Company operates as a single reportable segment. The Company provides mergers and acquisitions advisory services to middle-market companies, private equity firms, and individual business owners. These services represent the Company's sole line of business and are offered across the United States.

The Company has identified it Managing Members as the chief operating decision maker ("CODM") who evaluates the financial performance of business and makes operating decisions on an entity-wide basis. The CODM reviews consolidated financial results and allocates resources based on a single measure of performance: net income before taxes.

In assessing the Company's financial performance, the CODM reviews the following significant expense categories:

- Registered representative commissions, which are paid primarily to a related party and represent the most significant operating expense;

- Regulatory fees and expenses, which include compliance and membership costs related to the Company's broker-dealer registration;

- General and Administrative expenses, consisting primarily of professional services and operational overhead.

As the Company does not manage its operations through multiple business lines, geographic areas, or product categories, and no disaggregated financial information is used by the CODM for decision-making, no additional segment disclosures are presented. All revenue, assets, and operations are located within the United States.

3. **Net capital requirements**

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. The rule states, in part, that a broker or dealer that does not receive, directly or indirectly, or hold funds or securities for, or owe funds or securities to, customers and does not carry accounts of, or for, customers is required to maintain minimum net capital 6-2/3% of aggregate indebtedness, or $5,000, whichever is greatest. As of December 31, 2025, the Company has net capital of $36,162 which exceeds its requirement of $5,000 by $31,162. The Company's ratio of aggregate indebtedness to net capital was .0004 to 1.

4. **Concentrations of credit risk**

The Company maintains cash balances at banks and other financial institutions. At various times during the year these balances may exceed Federal Deposit Insurance Corporation (FDIC) limits. The Company is engaged in various investment banking activities in which counterparties primarily include private and public companies. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

5. **Customer concentrations**

During the year all commission revenue was generated from two customers.

6. **Related party transactions**

During the year ended December 31, 2025, the Company paid commission expense of $784,168 to one of its members.

7. **Commitments and Contingencies**

As of December 31, 2025, the Company has not entered into any contractual commitments or contingent liabilities, nor does it have any commitments or contingencies that would require disclosure in the financial statements under accounting principles generally accepted in the United States of America.

8. **Guarantees**

As of December 31, 2025, the Company has not entered into any agreements that would result in a guarantee or indemnification obligation, nor is it contingently liable for any guarantees issued by third parties. Therefore, no liability for guarantees is required to be recorded or disclosed under applicable accounting guidance.

SUPPLEMENTARY INFORMATION

VENTOUX SECURITIES, LLC
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2025

Schedule I

NET CAPITAL

Total Members' Capital	$	36,162
Deduct members' capital not allowable for net capital		-
Total member's equity qualified for net capital		36,162
Deductions:		
Nonallowable assets		
	-	
		-
Net capital before haircuts on securities positions		36,162
Haircuts on securities		
NET CAPITAL	$	36,162

Aggregate Indebtedness		
Accounts payable and accrued expenses		15
Total aggregate indebtedness	$	15
Computation of Basic Net Capital Requirement		
Minimum net capital required:	$	5,000
Excess net capital	$	31,162
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar amount	$	-
Ratio: Aggregate indebtedness to net capital		0.04%

Reconciliation of Net Capital Computation under Rule 17a-5(d)(4) of the
Securities and Exchange Act of 1934:

Net Capital, as reported in the Company's unaudited Part II of Form X-17A-5	$	31,162
Audit adjustments to record additional expenses and liabilities		
Net Capital, as reported in the Company's audited financial report	$	31,162

Schedule II

The Company is exempt from compliance with Rule 15c3-3 under Section (k)(2)(i) of the Rule. The Company does not carry security accounts for customers, perform custodial functions relating to customer securities, clear or introduce customer transactions. The Company was in compliance with the conditions of the exemption as of and for the year ended December 31, 2025.

VENTOUX SECURITIES, LLC
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2025

Schedule III

The Company is exempt from compliance with Rule 15c3-3 under Section (k)(2)(i) of the Rule. The Company does not carry security accounts for customers, perform custodial functions relating to customer securities, clear or introduce customer transactions. The Company was in compliance with the conditions of the exemption as of and for the year ended December 31, 2024.

See report of independent registered public accounting firm.



RDG + Partners

To the Board of Directors and Shareholders
of Ventoux Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Ventoux Securities, LLC identified the following provision of 17 C.F.R. §15c3-3(k) under which Ventoux Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (exemption provision) and (2) Ventoux Securities, LLC stated that Ventoux Securities, LLC met the identified exemption provision throughout the most recent fiscal year without exception. Ventoux Securities, LLC management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Ventoux Securities, LLC compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

RDG + Partners PLLC

Rochester, New York
February 23, 2026

VENTOUX SECURITIES, LLC

EXEMPTION REPORT
December 31, 2025

Ventoux Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

- The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3.

- The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for merger and acquisition advisory services.

- The Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers.

- The Company did not carry accounts of or for customers throughout the most recent fiscal year without exception.

- The Company did not carry PAB accounts (as defined in Rule 15c3-3).

- The Company had no exceptions under SEC Rule 15c3-3 throughout the year ended December 31, 2025.

Ventoux Securities, LLC

I, Mark Jordan, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: Mark Jordan, CEO

February 23, 2026